Exhibit 99.1

STARTEK Reports Fourth Quarter and Full Year 2015 Results
Q4 Revenue up 28% to $82.3 Million; Adj. EBITDA up 106% to $4.8 million

GREENWOOD VILLAGE, CO - February 18, 2016 - StarTek, Inc. ("STARTEK") (NYSE:SRT), a provider of business process outsourcing services, has reported its fourth quarter and full year 2015 financial results.

Fourth Quarter 2015 Highlights

•	Total revenue increased 28% to $82.3 million versus the year-ago quarter

•	Revenue from newer verticals such as healthcare, financial services, and retail increased 135% to $26.3 million versus the year-ago quarter, representing 32% of total revenue compared to 17%

•	Adjusted EBITDA (a non-GAAP measure defined below) increased 106% to $4.8 million versus the year-ago quarter

•	Net income up significantly to $0.3 million or $0.02 per share compared to net loss of $1.6 million or $(0.10) per share in the year-ago quarter

•	Won $10 million of new business (annual contract value) by adding two new clients and expanding current client engagements

•	Ended year with the most client and revenue diversification in STARTEK history

•	Appointed Don Norsworthy as the company’s new Chief Financial Officer

Management Commentary
“The fourth quarter marked an important milestone for STARTEK as we returned to profitability,” said Chad Carlson, CEO of STARTEK. “Contributing to these results was the successful integration of ACCENT with the STARTEK Advantage System, and the realization of expected synergies and other cost reduction initiatives. Also contributing to these results were strong seasonal client volumes and a dramatically greater percentage of revenue from newer verticals, which demonstrates the continued diversification of our client base.

“In 2016, we will continue to focus on winning new business, optimizing contracts and capacity, and improving efficiency to expand margins. These initiatives, coupled with the added scale and revenue diversification we’ve achieved, should position STARTEK for sustainable, predictable, and profitable growth.”

Fourth Quarter 2015 Financial Results
Total revenue in the fourth quarter of 2015 increased 28% to $82.3 million from $64.2 million in the fourth quarter of 2014. This was largely attributable to contribution from ACCENT, which was acquired on June 1, 2015, as well as new client wins and growth from existing clients. Seasonal demand was also strong. The increase in revenue was partially offset by a decrease in volumes from one of the company's larger clients compared to the year-ago quarter.

Gross margin in the fourth quarter of 2015 increased to 11.8% compared to 11.7% in the year-ago quarter.

Selling, general and administrative (SG&A) expenses were $8.4 million in the fourth quarter of 2015 compared to $8.3 million in the year-ago quarter. As a percentage of revenue, SG&A decreased 270 basis points to 10.3% compared to 13.0% in the year-ago quarter.

Adjusted EBITDA in the fourth quarter increased 106% to $4.8 million compared to $2.3 million in the year-ago quarter. The increase was due to the aforementioned new client wins, cost reduction initiatives and contribution from ACCENT.

Net income increased significantly in the fourth quarter to $0.3 million or $0.02 per share, compared to a net loss of $1.6 million or $(0.10) per share in the year-ago quarter.

At December 31, 2015, the company’s cash position was $2.6 million compared to $5.3 million at December 31, 2014, with a balance outstanding of $32.2 million on its $50 million credit facility.

Full Year 2015 Financial Results
Total revenue in 2015 increased 13% to $282.1 million compared to $250.1 million in 2014.

Gross margin was 8.6% in 2015 compared to 12.2% in 2014.

SG&A expenses in 2015 increased to $34.4 million compared to $31.4 million in 2014. As a percentage of revenue, SG&A decreased 40 basis points to 12.2% in 2015 compared to 12.6% in 2014.

Adjusted EBITDA in 2015 was $4.6 million compared to $11.5 million in 2014.

Net loss was $15.6 million or $(1.01) per share in 2015, compared to a net loss of $5.4 million or $(0.35) per share in 2014.

Conference Call and Webcast Details
STARTEK will hold a conference call today at 5:00 p.m. Eastern time to discuss its fourth quarter and full year 2015 results. Management will host the conference call, followed by a question and answer period.

Date: Thursday, February 18, 2016
Time: 5:00 p.m. Eastern time (3:00 p.m. Mountain time)
Toll-free dial-in number: 1-800-734-0036
International dial-in number: 1-210-591-1064
Conference ID: 39207012

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Liolios Group at 1-949-574-3860.

The conference call will be broadcast live and available for replay via the investor relations section of the STARTEK website. A replay of the conference call will be available after 9:00 p.m. Eastern time on the same day through February 25, 2016.

Toll-free replay number: 1-404-537-3406
International replay number: 1-855-859-2056
Replay ID: 39207012

About STARTEK
STARTEK strives to be the most trusted BPO service provider delivering comprehensive contact center and customer engagement solutions. Our employees, whom we call Brand Warriors, are enabled and empowered to promote and protect our client’s brand. For over 25 years, these Brand Warriors have been committed to making a positive impact for our clients’ business results, enhancing the customer experience while reducing costs for our clients. With the latest technology in the BPO industry and our STARTEK Advantage System, our Brand Warriors instill customer loyalty through a variety of multi-channel customer interactions, including voice, chat, email and

IVR. Our service offerings include sales support, order processing, customer care and receivables management and customer analytics. For more information, please visit www.STARTEK.com.

Forward-Looking Statements
The matters regarding the future discussed in this news release include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are intended to be identified in this document by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. As described below, such statements are subject to a number of risks and uncertainties that could cause STARTEK's actual results to differ materially from those expressed or implied by any such forward-looking statements. These factors include, but are not limited to, risks relating to our reliance on a limited number of significant customers, lack of minimum purchase requirements in our contracts, the concentration of our business in the communications industry, lack of wide geographic diversity, maximization of capacity utilization, foreign currency exchange risk, risks inherent in the operation of business outside of the United States, ability to hire and retain qualified employees, increases in labor costs, management turnover and retention of key personnel, trends affecting companies’ decisions to outsource non-core services, reliance on technology and computer systems, including investment in and development of new and enhanced technology, increases in the cost of telephone and data services, unauthorized disclosure of confidential client or client customer information or personally identifiable information, compliance with regulations governing protected health information, our ability to acquire and integrate complementary businesses, compliance with our debt covenants, ability of our largest stockholder to affect decisions and stock price volatility. In addition, factors related to our acquisition of ACCENT that may cause actual results to differ include our ability to integrate the organizations to recognize expected financial benefits and synergies and our ability to retain employees and customers of the acquired business. Readers are encouraged to review Item 1A. - Risk Factors and all other disclosures appearing in the Company's Form 10-K for the year ended December 31, 2014 and the Company's Form 10-Q for the quarter ended September 30, 2015 filed with the Securities and Exchange Commission, for further information on risks and uncertainties that could affect STARTEK's business, financial condition and results of operation.

Investor Relations
Liolios
Cody Slach or Sean Mansouri
949-574-3860
investor@startek.com

STARTEK, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Revenue	$82,260	$64,178	$282,134	$250,080
Cost of services	72,546	56,662	257,830	219,608
Gross profit	9,714	7,516	24,304	30,472
Selling, general and administrative expenses	8,447	8,345	34,427	31,397
Impairment losses and restructuring charges, net	658	461	3,890	3,965
Operating income (loss)	609	(1,290)	(14,013)	(4,890)
Interest and other income (expense), net	(381)	(222)	(1,139)	(6)
Income (loss) before income taxes	228	(1,512)	(15,152)	(4,896)
Income tax (benefit) expense	(105)	81	464	564
Net income (loss)	$333	$(1,593)	$(15,616)	$(5,460)

Net income (loss) per common share - basic	0.02	(0.10)	(1.01)	(0.35)
Net income (loss) per common share - diluted	0.02	(0.10)	(1.01)	(0.35)

Weighted average shares outstanding - basic	15,605	15,410	15,529	15,394
Weighted average shares outstanding - diluted	15,835	15,410	15,529	15,394

STARTEK, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	As of
	December 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$2,626	$5,306
Trade accounts receivable, net	57,941	46,103
Other current assets	3,451	3,099
Total current assets	64,018	54,508
Property, plant and equipment, net	30,364	28,180
Other assets	21,292	11,105
Total assets	$115,674	$93,793
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities	$63,698	$31,672
Other liabilities	10,051	7,440
Total liabilities	73,749	39,112
Total stockholders’ equity	41,925	54,681
Total liabilities and stockholders' equity	$115,674	$93,793

STARTEK, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Net income (loss)	$333	$(1,593)	$(15,616)	$(5,460)
Adjustments to reconcile net loss to net
cash provided by operating activities:
Depreciation and amortization	3,458	2,750	13,261	10,379
(Gains) losses on sales/impairments of assets	323	45	(186)	(136)
(Gain) on dissolution of subsidiary	—	—	—	(413)
Non-cash compensation cost	93	418	1,469	1,625
Amortization of deferred gain on sale leaseback transaction	—	(62)	(168)	(276)
Changes in operating assets & liabilities and other, net	(5,190)	(132)	(3,114)	(1,339)
Net cash provided by operating activities	(983)	1,426	(4,354)	4,380
Investing Activities
Purchases of property, plant and equipment	(1,222)	(2,100)	(7,722)	(11,661)
Proceeds from sale of assets	—	71	982	1,135
Proceeds from note receivable	—	164	—	645
(Cash paid) received for acquisitions of businesses	651	(2,816)	(18,258)	(3,419)
Net cash (used in) investing activities	(571)	(4,681)	(24,998)	(13,300)
Financing Activities
Other financing, net	3,556	1,974	26,519	3,416
Net cash provided by financing activities	3,556	1,974	26,519	3,416
Effect of exchange rate changes on cash	(190)	35	153	(179)
Net (decrease) increase in cash and cash equivalents	1,812	(1,246)	(2,680)	(5,683)
Cash and cash equivalents at beginning of period	$814	$6,552	$5,306	$10,989
Cash and cash equivalents at end of period	$2,626	$5,306	$2,626	$5,306

STARTEK, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP MEASURES
(In thousands)
(Unaudited)

This press release contains references to the non-GAAP financial measure of Adjusted EBITDA. Reconciliation of this non-GAAP measure to its comparable GAAP measure is included in this press release or below. This non-GAAP information should not be construed as an alternative to the reported results determined in accordance with GAAP. It is provided solely to assist in an investor’s understanding of these items on the comparability of the Company’s operations.

The Company defines non-GAAP Adjusted EBITDA as net income (loss) plus income tax expense (benefit), interest expense (income), impairment losses and restructuring charges, depreciation and amortization expense, (gains) losses on disposal of assets and share-based compensation expense. Management uses Adjusted EBITDA as a performance measure to analyze the performance of our business. Management believes that excluding these non-cash and other non-recurring items helps investors and analysts assess the strength and performance of our ongoing operations.

Management believes that measures that exclude impairment losses and restructuring charges or other non-recurring items permit a more meaningful comparison and understanding of our operating performance for the current, past or future periods.

Adjusted EBITDA:

	Three Months Ended		Twelve Months Ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Net income (loss)	$333	$(1,593)	$(15,616)	$(5,460)
Income tax (benefit) expense	(105)	81	464	564
Interest expense, net	381	172	1,683	606
Impairment losses and restructuring charges, net	658	461	3,890	3,965
Depreciation and amortization expense	3,458	2,750	13,261	10,379
(Gains) losses on disposal of assets	—	45	(509)	(136)
Share-based compensation expense	93	418	1,469	1,625
Adjusted EBITDA	$4,818	$2,334	$4,642	$11,543